Upon notice duly given, a special meeting of shareholders of Calvert New Vision Small Cap Fund (the "Fund") was held on November 15, 2010, for the purpose of voting on the merger of the Fund into Calvert Small Cap Fund, a series of Calvert Impact Fund, Inc. With regard to the item being voted, the merger was approved with the following votes:

Affirmative:	3,160,502.984
Against:	38,020.691
Abstain:	106,409.453